EXHIBIT 2.1

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

among

FAIRFAX FINANCIAL HOLDINGS LIMITED,

FAIRFAX INVESTMENTS II USA CORP.

and

ZENITH NATIONAL INSURANCE CORP.

dated as of February 17, 2010

AGREEMENT AND PLAN OF MERGER, dated as of February 17, 2010 (this “Agreement”), among Fairfax Financial Holdings Limited, a Canadian corporation (“Parent”), Fairfax Investments II USA Corp., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and Zenith National Insurance Corp., a Delaware corporation (the “Company”).

WHEREAS, the respective Boards of Directors of the Company and Merger Sub have approved and adopted this Agreement and deem it advisable and in the best interests of their respective stockholders that the parties consummate the transactions contemplated hereby, upon the terms and subject to the conditions set forth herein (the “Merger”);

WHEREAS, the Board of Directors of Parent has approved and adopted this Agreement and deem it advisable and in the best interests of Parent that the parties consummate the Merger;

WHEREAS, the Board of Directors of the Company (the “Company Board”) has resolved to recommend to its stockholders approval and adoption of this Agreement and the transactions contemplated hereby (including the Merger), upon the terms and subject to the conditions set forth herein;

WHEREAS, Parent and certain stockholders of the Company (the “Stockholders”) have entered into Voting Agreements, dated as of the date hereof (the “Voting Agreements”), providing, among other things, that each of the Stockholders will vote his, her or its shares of Company Common Stock in favor of the Merger and Parent and a stockholder of the Company have entered into a Noncompetition Agreement, dated as of the date hereof; and

WHEREAS, Parent and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

ARTICLE I
DEFINITIONS

SECTION 1.01   Definitions.  (a)  For purposes of this Agreement:

“affiliate” of a specified person means a person who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified person.

“beneficial owner”, with respect to any shares of Company Common Stock, has the meaning ascribed to such term under Rule 13d-3(a) of the Exchange Act.

“business day” means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings, or, in the case of determining a date when any payment is due, any day (other than a Saturday or Sunday) on which banks are not required or authorized to close in the City of New York.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract or otherwise.

“Company Common Stock” means the common stock, par value $1.00 per share, of the Company.

“Company Stock Plan” means any stock-based benefit plan or arrangement applicable to employees of the Company or any Company Subsidiary, and any individual employment agreement to which the Company or any Company Subsidiary is a party that provides for stock-based compensation.

“ERISA Affiliate” means, with respect to a person in question, any other person that is (i) a member of a controlled group with such person in question for purposes of Section 414(b) of the Code or (ii) under common control with such person in question for purposes of Section 414(c) of the Code.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Material Adverse Effect” means any event, circumstance, change, state of facts or effect that, alone or in combination, has had, or is reasonably likely to have, a materially adverse effect on (i) the business, financial condition or results of operations of the Company and the Company Subsidiaries, taken as a whole, except to the extent that any such material adverse effect results, alone or in combination, from: (A) changes in the economy in general or in financial or securities markets (including credit markets), (B) changes generally affecting any of the industries in which the Company or the Company Subsidiaries operate, (C) changes in Law or applicable accounting regulations, or principles or interpretations (whether administrative or judicial) thereof, including accounting pronouncements by the SEC, the National Association of Insurance Commissioners or the Financial Accounting Standards Board, (D) any change in the Company’s stock price or trading volume or any failure, in and of itself, by the Company to meet published revenue or earnings projections (but not any change, effect, event, occurrence, condition or state of facts underlying such change or failure), (E) the announcement of the execution of this Agreement, including the identity of Parent, (F) any Actions, suits, claims, hearings, arbitrations or investigations or other proceedings relating to this Agreement, the Merger or the other transactions contemplated hereby by or before any Governmental Authority, (G) acts of war (whether or not declared), armed hostilities, sabotage or terrorism, or any escalation or worsening thereof, (H) earthquakes, hurricanes, floods or other natural disasters, and (I) any action taken by Parent or any of its affiliates or by the Company at the request of Parent or any of its affiliates; provided, however,  that with respect to clauses (A), (B), (C), (G) and (H), solely to the extent that such changes do not have a materially disproportionate impact on the Company and the Company Subsidiaries, taken as a whole, compared to all other participants in the workers’ compensation insurance industry in the United States; or (ii) the ability of the Company to consummate the Merger and the other transactions contemplated hereby.

“NYSE” means the New York Stock Exchange.

“person” means an individual, corporation, partnership, limited partnership, limited liability company, sole proprietorship, trust, association or other entity.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“subsidiary” or “subsidiaries” of any person means another person in which such person (or any other subsidiary of such person) (a) is a general partner (in the case of a partnership) or managing member (in the case of a limited liability company), (b) is entitled to elect at least a majority of the board of directors, board of managers or similar governing body or (c) owns, directly or indirectly, through one or more intermediaries, more than fifty percent (50%) of the outstanding voting securities, equity securities, profits interest or capital interest.

“Taxes” means any and all taxes, fees, levies, duties, tariffs, imposts and other similar charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Authority or taxing authority, including:  taxes or other charges on or with respect to income, franchise, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation or net worth; taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value-added or gains taxes; license, registration and documentation fees; and customers’ duties, tariffs and similar charges.

(b)   The following terms have the meaning set forth in the Sections set forth below:

Defined Term	Location of Definition

Acquisition Agreement	Section 6.04(b)
Action	Section 3.09
Adverse Recommendation Change	Section 6.04(b)
Agreement	Preamble
Certificate of Merger	Section 2.02
Certificates	Section 2.06(a)
Closing	Section 2.02
Code	Section 3.10(a)
Company	Preamble
Company Board	Recitals

Defined Term	Location of Definition

Company Preferred Stock	Section 3.03(a)
Company Recommendation	Section 3.16
Company Restricted Stock	Section 2.07
Company SEC Reports	Section 3.07(a)
Company Subsidiary	Section 3.01(a)
Confidentiality Agreement	Section 6.03(b)
Contingent Worker	Section 3.11
DGCL	Section 2.01
Disclosure Letter	Article III
Dissenting Shares	Section 2.08(a)
Effective Time	Section 2.02
Enforceability Exceptions	Section 3.04
ERISA	Section 3.10(a)
ESPP	Section 5.01(c)(ii)
Exchange Fund	Section 2.09(a)
Expenses	Section 8.03(a)
GAAP	Section 3.07(b)
Governmental Authority	Section 3.05(b)
Indemnified Liabilities	Section 6.06(a)
Indemnified Parties	Section 6.06(a)
IRS	Section 3.10(a)
Law	Section 3.05(a)
Liens	Section 3.12(a)
Material Contracts	Section 3.15(a)
Maximum Amount	Section 6.06(b)
Merger	Recitals
Merger Consideration	Section 2.06(a)
Merger Sub	Preamble
Multiemployer Plan	Section 3.10(b)
Multiple Employer Plan	Section 3.10(b)
Outside Date	Section 8.01(b)
Parent	Preamble
Paying Agent	Section 2. 09(a)
Permits	Section 3.06
Permitted Liens	Section 3.12(a)
Plans	Section 3.10(a)
Proxy Statement	Section 6.02(a)
Stockholders	Recitals
Stockholder Approval	Section 3.16
Stockholders’ Meeting	Section 6.01(a)
Superior Proposal	Section 6.04(e)(ii)
Surviving Corporation	Section 2.03
Takeover Proposal	Section 6.04(e)(i)
Termination Fee	Section 8.03(a)
Voting Agreements	Recitals

Defined Term	Location of Definition

2009 Balance Sheet	Section 3.07(c)

ARTICLE II
THE MERGER

SECTION 2.01   The Merger.  Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the Delaware General Corporations Law (“DGCL”), at the Effective Time (as defined in Section 2.03), Merger Sub shall be merged with and into the Company.

SECTION 2.02   Effective Time; Closing.  As promptly as practicable, but in no event later than the third business day after the satisfaction or written waiver (where permissible) of the conditions set forth in Article VII (other than those conditions that by their terms are to be satisfied at the Closing (as hereinafter defined), but subject to the satisfaction or written waiver (where permissible) of those conditions at the Closing), the parties hereto shall cause the Merger to be consummated by filing a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware, in such form as is required by, and executed in accordance with, the relevant provisions of the DGCL (the date and time of such filing of the Certificate of Merger (or such later time as may be agreed by each of the parties hereto and specified in the Certificate of Merger) being the “Effective Time”).  Immediately prior to such filing of the Certificate of Merger, a closing (the “Closing”) shall be held at the offices of Dewey & LeBoeuf LLP, 1301 Avenue of the Americas, New York, New York 10019, or such other place as the parties shall agree, for the purpose of confirming the satisfaction or waiver, as the case may be, of the conditions set forth in Article VII.

SECTION 2.03   Effect of the Merger.  As a result of the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation of the Merger (the “Surviving Corporation”).  At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of the DGCL.  Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions, disabilities and duties of the Company and Merger Sub shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Corporation.

SECTION 2.04   Certificate of Incorporation; By-laws.  (a)  At the Effective Time, the Certificate of Incorporation of the Company will be amended and restated in its entirety to be identical to the Certificate of Incorporation of Merger Sub as in effect immediately prior to the Effective Time, except that Article I of such Certificate of Incorporation shall be amended to read as follows:  “The name of the corporation is Zenith National Insurance Corp.”  Such Certificate of Incorporation, as so amended, will be the Certificate of Incorporation of the Surviving Corporation until thereafter further amended as provided therein or by applicable Law.

(b)   Unless otherwise determined by Parent prior to the Effective Time, at the Effective Time, the By-laws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the By-laws of the Surviving Corporation until thereafter amended as provided by law, the Certificate of Incorporation of the Surviving Corporation and such By-laws.

(c)           Notwithstanding anything in this Agreement to the contrary, the Certificate of Incorporation and By-Laws of the Surviving Corporation will include the provisions required by Section 6.06(b).

SECTION 2.05   Directors and Officers.  The directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and By-laws of the Surviving Corporation, and the officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified or until the earlier of their death, resignation or removal.

SECTION 2.06   Conversion of Securities.  At the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub, the Company or the holders of any of the following securities:

(a)   Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than any shares of Company Common Stock to be canceled pursuant to Section 2.06(b) and any Dissenting Shares (as hereinafter defined)) shall be canceled and shall be converted automatically into the right to receive an amount equal to $38.00 per share of Company Common Stock (the “Merger Consideration”), payable, without interest, to the holder of such share of Company Common Stock, upon surrender, in the manner provided in Section 2.09, of the certificate that formerly evidenced such share of Company Common Stock or such share of Company Common Stock in non-certificated book-entry form (either case being referred to herein, to the extent applicable, as a “Certificate”);

(b)   Each share of Company Common Stock held in the treasury of the Company or owned immediately prior to the Effective Time by any direct or indirect wholly owned Company Subsidiary shall be canceled without any conversion thereof and no payment or distribution shall be made with respect thereto;

(c)   Each share of Company Common Stock owned by Merger Sub, Parent or any direct or indirect wholly owned subsidiary of Parent immediately prior to the Effective Time shall remain issued and outstanding; and

(d)   Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

(e)   If at any time between the date of this Agreement and the Effective Time the outstanding Company Common Stock is changed into a different number of shares or a different class by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, or any similar event, the Merger Consideration will be appropriately adjusted.

SECTION 2.07   Restricted Stock.  As of the Effective Time, each restricted share of Company Common Stock granted under any Company Stock Plan that is outstanding and subject to forfeiture immediately prior to the Effective Time (the “Company Restricted Stock”) will become fully vested without restrictions and will be treated as a share of Company Common Stock as set forth in Section 2.06.

SECTION 2.08   Dissenting Shares.  (a)  Notwithstanding any provision of this Agreement to the contrary, shares of Company Common Stock that are outstanding immediately prior to the Effective Time and that are held by stockholders who shall have neither voted in favor of the Merger nor consented thereto in writing and who shall have demanded properly in writing appraisal for such shares of Company Common Stock in accordance with Section 262 of the DGCL (collectively, the “Dissenting Shares”) shall not be converted into, or represent the right to receive, the Merger Consideration.  Such stockholders shall be entitled to receive payment of the appraised value of such shares of Company Common Stock held by them in accordance with the provisions of such Section 262, except that all Dissenting Shares held by stockholders who shall have failed to perfect or who effectively shall have withdrawn or lost their rights to appraisal of such shares of Company Common Stock under such Section 262 shall thereupon be deemed to have been converted into, and to have become exchangeable for, as of the Effective Time, the right to receive the Merger Consideration, without any interest thereon, upon surrender, in the manner provided in Section 2.09, of the Certificate or Certificates that formerly evidenced such shares of Company Common Stock.

(b)   The Company shall give Parent (i) prompt notice of any demands for appraisal received by the Company, withdrawals of such demands, and any other instruments served pursuant to the DGCL and received by the Company and (ii) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under the DGCL.  The Company shall not, except with the prior written consent of Parent, make any payment with respect to any demands for appraisal or offer to settle or settle any such demands.

SECTION 2.09   Surrender of Shares; Stock Transfer Books.  (a)  Prior to the Effective Time, the Company shall designate a bank or trust company (reasonably acceptable to Parent) to act as agent (the “Paying Agent”) for the holders of shares of Company Common Stock to receive the funds to which holders of shares of Company Common Stock shall become entitled pursuant to Section 2.06(a).  At or prior to the Effective Time, Parent shall deposit or cause to be deposited with the Paying Agent, for the benefit of the holders of Company Common Stock, cash in an amount sufficient to pay the aggregate Merger Consideration required to be paid in accordance with this Agreement (such cash being hereinafter referred to as the “Exchange Fund”).  The Exchange Fund may not be used for any other purpose.  The Paying Agent shall invest the Exchange Fund as directed by the Surviving Corporation in one or more of the following: (i) direct obligations of the United States of America; (ii) obligations for which the full faith and credit of the United States of America is pledged to provide for payment of all principal and interest; and (iii) commercial paper obligations receiving the highest rating from either Moody’s Investor Services, Inc. or Standard & Poor’s, a division of The McGraw Hill Companies; provided, however, that no gain or loss on the Exchange Fund will affect the amounts payable to the holders of shares of Company Common Stock following completion of the Merger, and Parent shall take all actions necessary to ensure that the Exchange Fund at all times includes cash sufficient to satisfy Parent’s obligations under this Article II.

(b)   Promptly, but in any event within three business days, after the Effective Time, the Surviving Corporation shall cause to be mailed to each person who was, at the Effective Time, a holder of record of shares of Company Common Stock entitled to receive the Merger Consideration pursuant to Section 2.06(a) a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Paying Agent) and instructions for use in effecting the surrender of the Certificates pursuant to such letter of transmittal.  Upon surrender to the Paying Agent of a Certificate, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Certificate shall be entitled to receive in exchange therefor the Merger Consideration for each share of Company Common Stock formerly evidenced by such Certificate, and such Certificate shall then be canceled.  No interest shall accrue or be paid on the Merger Consideration payable upon the surrender of any Certificate for the benefit of the holder of such Certificate.  If the payment equal to the Merger Consideration is to be made to a person other than the person in whose name the surrendered certificate formerly evidencing shares of Company Common Stock is registered on the stock transfer books of the Company, it shall be a condition of payment that the certificate so surrendered shall be endorsed properly or otherwise be in proper form for transfer and that the person requesting such payment shall have paid all transfer and other taxes required by reason of the payment of the Merger Consideration to a person other than the registered holder of the certificate surrendered, or shall have established to the satisfaction of Merger Sub that such taxes either have been paid or are not applicable.

(c)   Each of Parent, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement in respect of shares of Company Common Stock such amount as it is required to deduct and withhold with respect to the making of such payment under the Code or any Law.  To the extent that amounts are so withheld and are paid or will be paid in accordance with applicable Law to the appropriate Governmental Authority in accordance with applicable Law, such withheld amounts shall be treated for purposes of this Agreement as having been paid to the holder of the shares of Company Common Stock in respect of which such deduction and withholding was made.

(d)   At any time following the six month anniversary of the Effective Time, the Surviving Corporation shall be entitled to require the Paying Agent to deliver to it any funds which had been made available to the Paying Agent and not disbursed to holders of shares of Company Common Stock (including all interest and other income received by the Paying Agent in respect of all funds made available to it), and, thereafter, such holders shall be entitled to look to the Surviving Corporation (subject to abandoned property, escheat and other similar laws) only as general creditors thereof with respect to any Merger Consideration that may be payable upon due surrender of the Certificates held by them.  Notwithstanding the foregoing, neither the Surviving Corporation nor the Paying Agent shall be liable to any holder of a share of Company Common Stock for any Merger Consideration delivered in respect of such share of Company Common Stock to a public official pursuant to any abandoned property, escheat or other similar Law.

(e)   At the close of business on the day of the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of shares of Company Common Stock on the records of the Company.  From and after the Effective Time, the holders of shares of Company Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares of Company Common Stock except as otherwise provided herein or by applicable Law.

(f)    If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such person of a bond, in such reasonable amount as the Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration with respect to the shares of Company Common Stock formerly represented by such Certificate to which the holders thereof are entitled pursuant to Section 2.06(a).

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

As an inducement to Parent and Merger Sub to enter into this Agreement, the Company hereby represents and warrants to Parent and Merger Sub that, except as set forth in (i) the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 filed by the Company with the SEC on February 10, 2010 (excluding any risk factor disclosures contained therein under the heading “Risk Factors,” any disclosure of risks included in any “forward-looking statements” disclaimer or any other statements that are non-specific, predictive or forward-looking in nature), (ii) the Proxy Statement on Schedule 14A relating to the Company’s 2009 annual meeting of stockholders filed by the Company with the SEC on March 24, 2009 and (iii) the items set forth in the disclosure letter (the “Disclosure Letter”) delivered by the Company to Parent concurrently with the execution and delivery of this Agreement (it being acknowledged and agreed by Parent that any matter set forth in any section or subsection of the Disclosure Letter will be deemed to be disclosure for all purposes of this Agreement and all other sections and subsections of the Disclosure Letter to which it is reasonably apparent that the matters so disclosed are applicable, but will expressly not be deemed to constitute an admission by the Company or any Company Subsidiary, or otherwise to imply, that any such matter rises to the level of a Material Adverse Effect or is otherwise material for purposes of this Agreement or the Disclosure Letter):

SECTION 3.01   Organization and Qualification; Company Subsidiaries.  (a)  Each of the Company and each subsidiary of the Company (each a “Company Subsidiary”) is a legal entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization and has the requisite corporate power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to have such power or authority would not constitute a Material Adverse Effect.  The Company and each Company Subsidiary is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing that would not constitute a Material Adverse Effect.

(b)   A true and complete list of all the Company Subsidiaries, together with the form of legal entity and the jurisdiction of incorporation or organization of each Company Subsidiary, the percentage of the outstanding capital stock or other equity interest of each Company Subsidiary owned by the Company and each other Company Subsidiary, and the names of the directors and executive officers of each Company Subsidiary, is set forth in Section 3.01(b) of the Disclosure Letter.  Except for the Company Subsidiaries and investment assets held by the Company or any Company Subsidiary, the Company does not directly or indirectly own any equity interest in, or any interest convertible into or exchangeable or exercisable for any equity interest in, any person.

SECTION 3.02   Certificate of Incorporation and By-laws.  The Amended and Restated Certificate of Incorporation of the Company and the Amended and Restated By-laws of the Company as most recently filed by the Company with the SEC are true and correct copies and are in full force and effect.  The Company is not in violation of any of the provisions of its Amended and Restated Certificate of Incorporation or its Amended and Restated By-laws.

SECTION 3.03   Capitalization.  (a)  The authorized capital stock of the Company consists of one hundred million (100,000,000) shares of Company Common Stock and one million (1,000,000) shares of preferred stock, par value $1.00 per share (“Company Preferred Stock”).  As of the date of this Agreement, (i) 37,880,463 shares of Company Common Stock were issued and outstanding, all of which were validly issued and are fully paid and nonassessable (which includes 391,723 shares of Company Restricted Stock that will vest in accordance with Section 2.07), (ii) no shares of Company Common Stock were held in the treasury of the Company, (iii) no shares of Company Common Stock were held by the Company Subsidiaries, and (iv) 133,170 shares of Company Common Stock are reserved for future issuance under the Company’s 2004 Restricted Stock Plan.  As of the date of this Agreement, no shares of Company Preferred Stock are issued and outstanding.  Except as set forth in Section 5.01 of the Disclosure Letter or as consented to by Parent after the date hereof, since the date herof the Company has not issued any shares of Company Common Stock or Company Preferred Stock.  Except as set forth in this Section 3.03, there are no options, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of the Company or any Company Subsidiary to which the Company or any Company Subsidiary is a party or obligating the Company or any Company Subsidiary to issue or sell any shares of capital stock of, or other equity interests in, the Company or any Company Subsidiary.  There are no outstanding contractual obligations of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any shares of Company Common Stock or any capital stock of any Company Subsidiary or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Company Subsidiary or any other person.  Except as set forth in Section 3.03 of the Disclosure Letter, there are no commitments or agreements of any character to which the Company is bound obligating the Company to accelerate the vesting of any Company Stock Awards as a result of the Merger.  All outstanding shares of Company Common Stock and all outstanding shares of capital stock of each Company Subsidiary have been issued and granted in compliance in all material respects with applicable Law.

(b)   (i) Each outstanding share of capital stock of each Company Subsidiary that is a corporation is duly authorized, validly issued, fully paid and nonassessable, and (ii) each outstanding equity interest of each Company Subsidiary that is a limited liability company has been validly issued and the owner thereof has been duly admitted as a member of such Company Subsidiary, and each such share or equity interest, as the case may be, is owned by the Company or another Company Subsidiary free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, agreements, limitations on the Company’s or any Company Subsidiary’s voting rights, charges and other encumbrances of any nature whatsoever.

(c)   As of the date of this Agreement, no bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into or exercisable for securities having the right to vote) on any matters on which stockholders of the Company may vote are issued or outstanding.

(d)   Neither the Company nor any Company Subsidiary is party to an agreement (i) restricting the transfer of, (ii) relating to the voting of or (iii) requiring the registration under any securities Law for sale of, any shares of Company Common Stock, any shares of Company Preferred Stock or any other capital stock of, or other equity interests in, the Company or any Company Subsidiary.

SECTION 3.04   Authority Relative to This Agreement.  The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Merger.  The execution and delivery of this Agreement by the Company and the consummation by the Company of the Merger have been duly and validly authorized by all necessary corporate action on the part of the Company, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the Merger (other than, with respect to the Merger, the Stockholder Approval and the filing and recordation of appropriate merger documents as required by the DGCL).  This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes legal, valid and binding obligations of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by applicable Law affecting creditors’ rights generally, by general equitable principles and by the discretion of any Governmental Authority before which any proceeding seeking enforcement may be brought (the “Enforceability Exceptions”).  The Company Board has approved this Agreement and the Merger and such approvals are sufficient so that the restrictions on business combinations set forth in Section 203 of the DGCL shall not apply to the Merger.  No other state takeover statute is applicable to the Merger.

SECTION 3.05   No Conflict; Required Filings and Consents.  (a)  The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company will not, and the consummation of the Merger by the Company will not, (i) conflict with or violate the Amended and Restated Certificate of Incorporation of the Company, the Amended and Restated By-laws of the Company or any equivalent organizational documents of any Company Subsidiary, (ii) assuming that all consents, approvals and other authorizations described in Section 3.05(b) have been obtained and that all filings and other actions described in Section 3.05(b) have been made or taken, conflict with or violate any United States or non-United States national, state, provincial, municipal or local statute, law, ordinance, regulation, rule, code, executive order, injunction, judgment, decree or other order (“Law”) applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound or subject, or (iii) result in any breach of or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or other encumbrance on any property or asset of the Company or any Company Subsidiary pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Company or any Company Subsidiary is a party or by which the Company or a Company Subsidiary or any property or asset of the Company or any Company Subsidiary is bound or affected, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not, individually or in the aggregate, constitute a Material Adverse Effect.

(b)   The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company will not, require any consent, approval, authorization or permit of, or filing with or notification to, any United States or non-United States national, state, provincial, municipal or local government, governmental, regulatory or administrative authority, agency, instrumentality or commission or any court, tribunal or judicial or arbitral body (a “Governmental Authority”), except for (i) applicable requirements of the Exchange Act, (ii) the pre-merger notification requirements of the HSR Act, (iii) the filing and recordation of appropriate merger documents as required by the DGCL, (iv) any consent, approval, authorization, permit, filing or notification listed in Section 3.05(b) of the Disclosure Letter, and (v) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not constitute a Material Adverse Effect.

SECTION 3.06   Permits; Compliance.  Each of the Company and the Company Subsidiaries is in possession of all material franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Authority necessary for it to own, lease and operate its properties or to carry on its business as it is now being conducted (the “Permits”).  No suspension or cancellation of any of the Permits is pending or, to the knowledge of the Company, threatened.  Neither the Company nor any Company Subsidiary is in conflict with, or in default, breach or violation of, (a) any Law applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound or affected, or (b) any note, bond, mortgage, indenture, contract, agreement, lease, Permit or other instrument or obligation to which the Company or any Company Subsidiary is a party or by which the Company or any Company Subsidiary or any property or asset of the Company or any Company Subsidiary is bound, except, in either case, for any such conflicts, defaults, breaches or violations that would not constitute a Material Adverse Effect.

SECTION 3.07   SEC Filings; Financial Statements.  (a)  The Company has filed all forms, reports and documents required to be filed by it with the SEC since December 31, 2009, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (the “Company SEC Reports”).  The Company SEC Reports (i) were prepared in accordance, in all material respects, with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations promulgated thereunder and (ii) did not, at the time they were filed, or, if amended, as of the date of such amendment, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.  No Company Subsidiary is required to file any form, report or other document with the SEC.  The Company has not received any non-routine inquiries or interrogatories, whether in writing or otherwise, from the SEC, the NYSE or any other Governmental Authority, or, to the knowledge of the Company, been the subject of any investigation, audit, review or hearing by or in front of such persons, in each case with respect to any of the Company SEC Reports or any of the information contained therein that have not been fully resolved.

(b)   Each of the consolidated financial statements (including, in each case, any notes thereto) contained in the Company SEC Reports was prepared in accordance in all material respects with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto) and each fairly presents, in all material respects, the consolidated financial position, results of operations and cash flows of the Company and its consolidated Company Subsidiaries as at the respective dates thereof and for the respective periods indicated therein except as otherwise noted therein (subject, in the case of unaudited statements, to normal and recurring year-end adjustments which are not, in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole).

(c)   Except as and to the extent set forth on the consolidated balance sheet of the Company and the consolidated Company Subsidiaries as of December 31, 2009, including the notes thereto (the “2009 Balance Sheet”), neither the Company nor any Company Subsidiary has any liability or obligation of any nature (whether accrued, absolute, contingent or otherwise), except for liabilities and obligations (i) incurred in the ordinary course of business consistent with past practice since December 31, 2009, (ii) permitted or contemplated by this Agreement or (iii) that would not constitute a Material Adverse Effect.

(d)   The Company has resolved all comments contained in comment letters received by the Company from the SEC or the staff thereof prior to the date of this Agreement.

(e)   The Company maintains disclosure controls and procedures required by Rule 13a-15 or Rule 15d-15 under the Exchange Act designed to ensure that all material information concerning the Company and the Company Subsidiaries is made known on a timely basis to the individuals responsible for the preparation of the Company’s SEC filings and such controls are effective.

(f)    The Company maintains a standard system of accounting established and administered in accordance with GAAP.  The Company and the Company Subsidiaries maintain a system of internal control over financial reporting sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.  Management of the Company has disclosed to the Company’s auditors and the audit committee of the Company Board (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting, in each case that are within the knowledge of the Company.

SECTION 3.08   Absence of Certain Changes or Events.  Since December 31, 2009, except as expressly contemplated by this Agreement, (a) the Company and the Company Subsidiaries have conducted their businesses in all material respects in the ordinary course and in a manner consistent with past practice and (b) there has not been any Material Adverse Effect.  Since December 31, 2009 through the date hereof, none of the Company or any Company Subsidiary has taken any action that would have constituted a breach of Section 5.01(c) had the covenants therein applied since December 31, 2009.

SECTION 3.09   Absence of Litigation.  There is no material litigation, suit, claim, action, proceeding or investigation (“Action”) pending or, to the knowledge of the Company, threatened against the Company or any Company Subsidiary, or any property or asset of the Company or any Company Subsidiary, before any Governmental Authority, other than Actions involving claims and other benefits under or in connection with insurance policies issued by the Company Subsidiaries, Actions for subrogation recoveries and Actions involving the collection of premiums, in each case in the ordinary course of business, which are adequately reserved for on the 2009 Balance Sheet to the extent required and in accordance with GAAP.  Neither the Company nor any Company Subsidiary nor any property or asset of the Company or any Company Subsidiary is subject to any continuing order of, consent decree, settlement agreement or similar written agreement with, or, to the knowledge of the Company, continuing investigation by, any Governmental Authority, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Authority that would constitute a Material Adverse Effect.

SECTION 3.10   Employee Benefit Plans.  (a)  Section 3.10(a) of the Disclosure Letter lists: (i) each employee benefit plan (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) and all material bonus, stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance or other benefit plans, programs or arrangements, and, except for offers of employment made in the ordinary course of business to employees of the Company or any Company Subsidiary who are not officers of the Company, all employment, termination, change in control, “golden parachute,” severance or other contracts or agreements, that are maintained, contributed to or sponsored by the Company or any Company Subsidiary for the benefit of any current or former employee, officer or director of the Company or any

Company Subsidiary; (ii) each employee benefit plan for which the Company or any Company Subsidiary could incur liability under Section 4069 of ERISA in the event such plan has been or were to be terminated; (iii) any plan in respect of which the Company or any Company Subsidiary could incur liability under Section 4212(c) of ERISA; and (iv) any material contracts, arrangements or understandings between the Company or any Company Subsidiary and any employee of the Company or any Company Subsidiary including any contracts, arrangements or understandings relating in any way to a sale of the Company or any Company Subsidiary (collectively, the “Plans”).  The Company has made available to Parent a true and complete copy of each Plan and has made available to Parent a true and complete copy of each material document, if any, prepared in connection with each such Plan, including (i) a copy of each trust or other funding arrangement, (ii) each summary plan description and summary of material modifications, (iii) the most recently filed Internal Revenue Service (“IRS”) Form 5500, (iv) the most recently received IRS determination letter for each such Plan, and (v) the most recently prepared financial statement in connection with each such Plan.  Neither the Company nor any Company Subsidiary has any express or implied commitment, (A) to create, incur liability with respect to or cause to exist any other employee benefit plan, program or arrangement, (B) to enter into any contract or agreement to provide compensation or benefits to any individual, or (C) to modify, change or terminate any Plan, other than with respect to a modification, change or termination required by ERISA or the Internal Revenue Code of 1986, as amended (the “Code”).

(b)   None of the Company, the Company Subsidiaries or an ERISA Affiliate (including any entity that during the past six years was a subsidiary of the Company or any Company Subsidiary) has now or at any time in the prior six years, contributed to, sponsored or maintained a multiemployer plan (within the meaning of Section 3(37) or 4001(a)(3) of ERISA) (a “Multiemployer Plan”) or a single employer pension plan (within the meaning of Section 4001(a)(15) of ERISA) for which the Company or any Company Subsidiary could incur liability under Section 4063 or 4064 of ERISA (a “Multiple Employer Plan”).  None of the Plans provides for or promises material retiree medical, retiree disability or retiree life insurance benefits to any current or former employee, officer or director of the Company or any Company Subsidiary (other than as required by Section 4980B of the Code).  Each of the Plans is subject only to the Laws of the United States or a political subdivision thereof.

(c)           Except as would not constitute a Material Adverse Effect, each Plan is now and always has been operated in accordance with its terms and the requirements of all applicable Laws including ERISA and the Code and has always been administered, operated and managed in accordance with its governing documents in all respects.  No Action is pending or, to the knowledge of the Company, threatened with respect to any Plan (other than claims for benefits in the ordinary course) or any fiduciaries thereof.

(d)           Each Plan that is intended to be qualified under Section 401(a) of the Code or Section 401(k) of the Code has timely received a favorable determination letter from the IRS covering all of the provisions applicable to the Plan for which determination letters are currently available that the Plan is so qualified and each trust established in connection with any Plan which is intended to be exempt from federal income taxation under Section 501(a) of the Code has received a determination letter from the IRS that it is so exempt, and, to the knowledge of the Company, no fact or event has occurred since the date of such determination letter or letters from the IRS to materially adversely affect the qualified status of any such Plan or the exempt status of any such trust or that could reasonably be expected to result in a revocation of the trust’s exemption from federal income taxation, except as would not constitute a Material Adverse Effect.

(e)           (i) No material liability under Title IV or Section 302 of ERISA has been incurred by the Company, any Company Subsidiary or any of their ERISA Affiliates in the past six years that has not been satisfied in full, and (ii) with respect to any Plan that had been maintained by the Company, any Company Subsidiary or any of the ERISA Affiliates in the past six years, no circumstances exist that could reasonably be expected to result in any material liabilities under (A) Title IV of ERISA, (B) Section 302 of ERISA or (C) Sections 412 or 4971 of Code, in each case, that would reasonably be expected to be a material liability of the Surviving Corporation following the Closing.

(f)            All material contributions, premiums or payments required to be made with respect to any Plan have been made or properly accrued in all material respects on or before their due dates.

(g)           Except as set forth in Section 3.10(g) of the Disclosure Letter, the consummation of the transactions contemplated by this Agreement will not, either independently or in combination with any other event, (i) entitle any current or former employee, officer or director of the Company or any Company Subsidiary to severance pay or any other payment, (ii) result in the payment to any current or former employee, officer or director of the Company or any Company Subsidiary of any money or property, (iii) accelerate the time of payment or vesting, or increase the amount of compensation due any such employee, officer or director, or (iv) cause any amounts payable under the Plans to fail to be deductible for federal income tax purposes by virtue of Section 280G of the Code.

(h)           Except as would not constitute a Material Adverse Effect, all Plans subject to Section 409A of the Code that provide for contributions, accruals or vesting of accruals after December 31, 2004 have been timely amended to comply with the requirements of the final regulations under Section 409A, and the Company and the Company Subsidiaries have complied in practice and operation in all material respects with all applicable requirements of Section 409A.  The Company has not elected to or is not required to defer payment of amounts from a foreign entity which shall be subject to the provisions of Section 457A of the Code.  Except as set forth in Section 3.10(h) of the Disclosure Letter, the Company does not have any obligation to gross-up, indemnify or otherwise reimburse any person for any income, excise or other tax incurred by such person pursuant to any applicable federal, state, local or non-United States Law related to the collection and payment of taxes.

SECTION 3.11   Labor and Employment Matters.  (a)  (i) Neither the Company nor any Company Subsidiary is a party to any collective bargaining, trade union or other labor union contract applicable to persons employed by the Company or any Company Subsidiary, and, to the knowledge of the Company, there are no organizational campaigns, petitions or other unionization activities seeking recognition of a collective bargaining unit which could affect the Company or any Company Subsidiary; (ii) there are no material controversies, strikes, slowdowns or work stoppages pending or, to the knowledge of the Company, threatened between the Company or any Company Subsidiary and any of their respective employees and neither the

Company nor any Company Subsidiary has experienced any material controversy, strike, slowdown or work stoppage within the prior five years; (iii) neither the Company nor any Company Subsidiary has breached or otherwise failed to comply in any respect with the provisions of any collective bargaining or union contract, and there are no grievances outstanding or, to the knowledge of the Company, threatened against the Company or any Company Subsidiary under any such agreement or contract; (iv) there are no unfair labor practice complaints pending or, to the knowledge of the Company, threatened against the Company or any Company Subsidiary before the National Labor Relations Board or any other Governmental Authority or any current union representation questions involving employees of the Company or any Company Subsidiary; (v) except as would not constitute a Material Adverse Effect, the Company and each Company Subsidiary are currently in compliance with all Laws relating to the employment of labor, including those related to wages, hours and collective bargaining; (vi) except as would not constitute a Material Adverse Effect, there is no charge of discrimination in employment or employment practices, for any reason, including age, gender, race, religion or other legally protected category, which is now pending before the United States Equal Employment Opportunity Commission, or any other Governmental Authority in any jurisdiction in which the Company or any Company Subsidiary has employed or currently employs any person; (vii) except as would not constitute a Material Adverse Effect, the Company has not misclassified any person as an independent contractor, temporary employee, leased employee or any other servant or agent compensated other than through reportable wages as an employee of the Company or the Company Subsidiaries (each a “Contingent Worker”) and no Contingent Worker has been improperly excluded from any Plan and the Company does not employ or engage any volunteer workers, paid or unpaid interns or any other unpaid workers; and (viii) the consent of, consultation of or the rendering of formal advice by any labor or trade union, works council or any other employee representative body is not required for the Company to enter into this Agreement or to consummate any of the transactions contemplated by this Agreement.

(b)   The Company has previously provided to Parent an accurate list showing, for each current employee of the Company or any Company Subsidiary whose base salary exceeded in 2009, or is expected in 2010 to exceed, $250,000.00, the name, current annual salary rate, bonus for 2009, the date of first employment and a description of position or job function.

SECTION 3.12   Real Property; Title to Assets.  (a)  Section 3.12(a) of the Disclosure Letter lists each parcel of real property currently owned by the Company or any Company Subsidiary.  Each such parcel of real property (i) is owned free and clear of all mortgages, pledges, liens, security interests, conditional and installment sale agreements, encumbrances, charges or other claims of third parties of any kind, including any easement, right of way or other encumbrance to title, or right of first refusal, right of first offer or similar right (collectively, “Liens”), other than (A) Liens for current Taxes and other governmental charges and assessments not yet payable or that are being contested in good faith or for which adequate reserves have been established in accordance with GAAP, (B) inchoate mechanics’ and materialmen’s Liens for construction in progress, (C) workmen’s, repairmen’s, warehousemen’s and carriers’ Liens arising in the ordinary course of business of the Company or such Company Subsidiary consistent with past practice, (D) all matters of record, Liens and other imperfections of title and encumbrances that would not materially impair the continued use and utility of such property encumbered thereby, (E) zoning restrictions, survey exceptions, utility easements, rights of way and similar Liens imposed by any Governmental Authority, (F) interests of any lessee in any leased property, (G) transfer restrictions imposed by applicable securities Laws and (H) Liens that do not materially adversely affect the use and enjoyment of such real property (collectively, “Permitted Liens”), and (ii) is neither subject to any governmental decree or order to be sold nor being condemned, expropriated or otherwise taken by any public authority with or without payment of compensation therefor, nor, to the knowledge of the Company, has any such condemnation, expropriation or taking been proposed.

(b)   There are no contractual or legal restrictions that preclude or restrict in any material respect the ability to use any real property owned or leased by the Company or any Company Subsidiary for the purposes for which it is currently being used.  There are no material latent defects or material adverse physical conditions affecting the real property, and improvements thereon, owned or leased by the Company or any Company Subsidiary other than those that would not have a Material Adverse Effect.

(c)   Each of the Company and the Company Subsidiaries has good and valid title to, or, in the case of leased properties and assets, valid leasehold or subleasehold interests in, all of its properties and assets, tangible and intangible, real, personal and mixed, used or held for use in its business, free and clear of any Liens (other than Permitted Liens).  Each of the Company and the Company Subsidiaries are in material compliance with applicable Law with respect to the real properties owned or leased by it.

SECTION 3.13   Taxes.  The Company and the Company Subsidiaries have filed all United States income and all material United States federal non-income, state, local and non-United States Tax returns and reports required to be filed by them and have paid and discharged all Taxes required to be paid or discharged, other than such payments as are being contested in good faith by appropriate proceedings.  All such Tax returns are true, accurate and complete in all material respects.  Neither the IRS nor any other United States or non-United States taxing authority or agency is now asserting or, to the knowledge of the Company, threatening to assert against the Company or any Company Subsidiary any material deficiency or claim for any Taxes or interest thereon or penalties in connection therewith.  Neither the Company nor any Company Subsidiary has granted any waiver of any statute of limitations with respect to, or any extension of a period for the assessment of, any Tax with respect to any Tax period that remains open to assessment.  The accruals and reserves for Taxes reflected in the 2009 Balance Sheet are adequate to cover all Taxes accruable through such date (including interest and penalties, if any, thereon) in accordance with GAAP.  There are no material Tax liens upon any property or assets of the Company or any of the Company Subsidiaries except liens for current Taxes not yet due and payable.  Neither the Company nor any of the Company Subsidiaries has been required to include in income any adjustment pursuant to Section 481 of the Code for any open Tax year by reason of a voluntary change in accounting method initiated by the Company or any of the Company Subsidiaries, and the IRS has not initiated or proposed any such adjustment or change in accounting method, in either case which adjustment or change would have a Material Adverse Effect.  Neither the Company nor any of the Company Subsidiaries has entered into a material transaction with respect to any open Tax year that is being accounted for under the installment method of Section 453 of the Code.  Neither the Company nor any of the Company Subsidiaries has any material intercompany items (as defined in Treas. Reg. 1.1502-13(b)(2) or any corresponding or similar provision of state, local or non-United States Tax Law) or material deferred intercompany gain or loss arising under the provisions of the applicable consolidated return regulations (or any corresponding or similar provision of state, local or non-United States Tax Law) in effect for transactions occurring in taxable years beginning before July 12, 1995 that are attributable to a transfer or other disposition of stock of a Company Subsidiary, and none of the shares of stock of any Company Subsidiary has an excess loss account within the meaning Treas. Reg. Sec. 1.1502-19(a)(2) (or any corresponding or similar provision of state, local or non-United States Tax Law).

SECTION 3.14   No Rights Plan.  The Company does not have in place any stockholders’ rights plan.

SECTION 3.15   Material Contracts.  (a)  Section 3.15(a) of the Disclosure Letter lists the following types of contracts and agreements to which the Company or any Company Subsidiary is a party as of the date hereof (such contracts and agreements as are required to be set forth in Section 3.15(a) of the Disclosure Letter being the “Material Contracts”): (i) each “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) with respect to the Company and its Company Subsidiaries; (ii) all contracts and agreements evidencing indebtedness for borrowed money; (iii) all joint venture, partnership, strategic alliance and business acquisition or divestiture agreements; (iv) all contracts and agreements relating to issuances of securities of the Company or any Company Subsidiary; (v) all contracts and agreements with any Governmental Authority to which the Company or any Company Subsidiary is a party and that are material to the business and operations of the Company and the Company Subsidiaries, taken as a whole; (vi) all contracts and agreements that limit, or purport to limit, in any material respect, the ability of the Company or any Company Subsidiary to compete in any line of business or with any person or entity or in any geographic area or during any period of time; and (vii) all other contracts and agreements (other than (A) insurance policies issued by any Company Subsidiary in the ordinary course of business, (B) reinsurance contracts (whether assumed or ceded) entered into by a Company Subsidiary in the ordinary course of business and (C) contracts between the Company or any Company Subsidiary, on one hand, and any agent, broker or producer, on the other hand, entered into in the ordinary course of business) the absence of which would constitute a Material Adverse Effect.

(b)           Except as would not constitute a Material Adverse Effect, (i) each Material Contract is a valid and binding agreement, except to the extent it has previously expired in accordance with its terms, (ii) none of the Company or any Company Subsidiary has received any claim of default under or cancellation of any Material Contract and none of the Company or any Company Subsidiary is in breach or violation of, or default under, any Material Contract, (iii) to the Company’s knowledge, no other party is in breach or violation of, or default under, any Material Contract and (iv) neither the execution of this Agreement nor the consummation of the Merger shall constitute a default under, give rise to cancellation rights under, or otherwise adversely affect any of the material rights of the Company or any Company Subsidiary under any Material Contract.

SECTION 3.16   Board Approval; Vote Required.  The Company Board, by resolutions duly adopted by unanimous vote at a meeting duly called and held and not subsequently rescinded or modified in any way prior to the date hereof, has duly (a) determined that the Merger is fair to and in the best interests of the Company’s stockholders, (b) approved this Agreement and declared its advisability, and (c) resolved to recommend that the stockholders of the Company adopt this Agreement and directed that this Agreement be submitted for consideration by the Company’s stockholders at the Stockholders’ Meeting (collectively, the “Company Recommendation”).  The only vote of the holders of any class or series of capital stock of the Company necessary to adopt this Agreement is the adoption of this Agreement at the Stockholders’ Meeting by holders of a majority of the outstanding shares of Company Common Stock in accordance with the DGCL and the Company’s Amended and Restated Certificate of Incorporation and Amended and Restated By-laws (the “Stockholder Approval”).

SECTION 3.17   Fairness Opinion.  The Company Board has received the written opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated, dated the date of this Agreement, to the effect that, as of the date of this Agreement, the Merger Consideration is fair, from a financial point of view, to the Company’s stockholders (other than Parent and its affiliates).

SECTION 3.18   Information Supplied.  The Proxy Statement will not, at the date the Proxy Statement (or any amendment or supplement thereto) is first mailed to stockholders of the Company and at the time of the Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  Notwithstanding the foregoing, the Company makes no representation or warranty with respect to such portions of the Proxy Statement that relate expressly to Parent, Merger Sub or any of their affiliates or to statements made therein based on information supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference therein.  The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder.

SECTION 3.19   Brokers.  No broker, finder or investment banker (other than Merrill Lynch, Pierce, Fenner & Smith Incorporated) is entitled to any brokerage, finder’s or other fee or commission in connection with the Merger based upon arrangements made by or on behalf of the Company.  The Company has heretofore furnished to Parent a complete and correct copy of all agreements between the Company and Merrill Lynch, Pierce, Fenner & Smith Incorporated pursuant to which such firm would be entitled to any payment relating to the Merger.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

As an inducement to the Company to enter into this Agreement, Parent and Merger Sub hereby, jointly and severally, represent and warrant to the Company that:

SECTION 4.01   Corporate Organization.  Parent is a corporation duly organized, validly existing and in good standing under the laws of Canada and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.  Each of Parent and Merger Sub has the requisite corporate power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to be so organized, existing or in good standing or to have such power or authority would not, individually or in the aggregate, prevent or materially delay consummation of the Merger or otherwise prevent Parent or Merger Sub from performing its obligations under this Agreement.  Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement and has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated by this Agreement.  All the issued and outstanding shares of capital stock of Merger Sub are beneficially owned by Parent.

SECTION 4.02   Authority Relative to This Agreement.  Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Merger.  The execution and delivery of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Merger have been duly and validly authorized by all necessary corporate action on the part of Parent and Merger Sub, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement or to consummate the Merger (other than, with respect to the Merger, the filing and recordation of appropriate merger documents as required by the DGCL).  This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Enforceability Exceptions.

SECTION 4.03   No Conflict; Required Filings and Consents.  (a)  The execution and delivery of this Agreement by Parent and Merger Sub do not, and the performance of this Agreement by Parent and Merger Sub will not, and the consummation of the Merger by Parent and Merger Sub will not, (i) conflict with or violate the Articles or Certificate of Incorporation or By-laws or other organizational documents of either Parent or Merger Sub, (ii) assuming that all consents, approvals and other authorizations described in Section 4.03(b) have been obtained and that all filings and other actions described in Section 4.03(b) have been made or taken, conflict with or violate any Law applicable to Parent or Merger Sub or by which any property or asset of either of them is bound or subject, or (iii) result in any breach of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or other encumbrance on any property or asset of Parent or Merger Sub pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Parent or Merger Sub is a party or by which Parent or Merger Sub or any property or asset of either of them is bound or affected, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not, individually or in the aggregate, prevent or materially delay consummation of the Merger or otherwise prevent Parent or Merger Sub from performing its obligations under this Agreement.

(b)   The execution and delivery of this Agreement by Parent and Merger Sub do not, and the performance of this Agreement by Parent and Merger Sub will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except for (i) applicable requirements of the Exchange Act, (ii) the pre-merger notification requirements of the HSR Act, (iii) the filing and recordation of appropriate merger documents as required by the DGCL, (iv) the insurance regulatory filings and approvals listed in

Section 3.05(b) of the Disclosure Letter and (v) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, prevent or materially delay consummation of the Merger, or otherwise prevent Parent or Merger Sub from performing its obligations under this Agreement.

(c)   Parent has no reason to believe that any facts or conditions related to it, Merger Sub or any of its other affiliates, including its identity, business, investments, investors, regulatory status or planned approach to financing the transactions contemplated hereby or operating the business of the Company and the Company Subsidiaries after the Effective Time, are reasonably likely to impede its ability promptly to obtain any governmental approvals required to be obtained by Parent or Merger Sub in connection with the consummation of the transactions contemplated by this Agreement.

SECTION 4.04   Financing.  Parent has and, at the Effective Time, will have sufficient funds to permit Merger Sub to consummate the Merger, to pay the aggregate Merger Consideration and the other amounts required to be paid by Parent and Merger Sub under this Agreement, and to perform the other obligations of Parent and Merger Sub hereunder.

SECTION 4.05   Brokers.  No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with this Agreement or the Merger based upon arrangements made by or on behalf of Parent or Merger Sub.

SECTION 4.06   Information Supplied.  The information supplied by or on behalf of Parent, Merger Sub or any of their affiliates for inclusion or incorporation by reference in the Proxy Statement will not, at the date the Proxy Statement (or any amendment or supplement thereto) is first mailed to stockholders of the Company and at the time of the Stockholders’ Meeting, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

ARTICLE V

CONDUCT OF BUSINESS PENDING THE MERGER

SECTION 5.01   Conduct of Business by the Company Pending the Merger.  The Company agrees that, between the date of this Agreement and the Effective Time, except (w) to the extent required or prohibited by applicable Law, (x) as otherwise contemplated by this Agreement, (y) to the extent Parent otherwise agrees in writing (such consent not to be unreasonably withheld, conditioned or delayed), or (z) as set forth in Section 5.01 of the Disclosure Letter, (a) the businesses of the Company and the Company Subsidiaries shall be conducted, in all material respect, only in the ordinary course of business consistent with past practice, (b) the Company shall use its commercially reasonable efforts to preserve substantially intact the business organization of the Company and the Company Subsidiaries and to keep available the services of the current officers and employees of the Company and the Company Subsidiaries and (c) neither the Company nor any Company Subsidiary shall, between the date of this Agreement and the Effective Time, directly or indirectly, do any of the following:

(i)                                     amend its Certificate of Incorporation or By-laws or equivalent organizational documents;

(ii)                                  issue, sell, pledge, dispose of, grant or encumber, or authorize the issuance, sale, pledge, disposition, grant or encumbrance of, (A) any shares of any class of capital stock of the Company or any Company Subsidiary, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including any phantom interest), of the Company or any Company Subsidiary (excluding sales or other dispositions of Company Common Stock by the administrator under and pursuant to the terms of either of the Company’s 2007 Employee Stock Purchase Plan (the “ESPP”) or the Company’s 401(k) Plan and the issuance of phantom stock interests under the Company’s 2003 Non-Employee Director Deferred Compensation Plan substantially consistent with past practice as disclosed in the Proxy Statement on Schedule 14A relating to the Company’s 2009 annual meeting of stockholders filed by the Company with the SEC on March 24, 2009) or (B) except in the ordinary course of business consistent with past practice, any assets of the Company or any Company Subsidiary;

(iii)                               declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock, except for (A) dividends by any direct or indirect wholly owned Company Subsidiary to the Company or any other Company Subsidiary and (B) one cash dividend on shares of Company Common Stock in an amount not to exceed $0.50 per share of Company Common Stock;

(iv)                              reclassify, combine, split, subdivide or redeem, or (other than any purchase or acquisition pursuant to the terms of the ESPP or the Company’s 401(k) Plan) purchase or otherwise acquire, directly or indirectly, any of its capital stock;

(v)                                 (A) increase the compensation payable or to become payable or the benefits provided to, grant any retention, severance or termination pay to or enter into any employment bonus, change in control or severance agreement with, its current or former directors, officers or employees (except (x) increases in the ordinary course of business consistent with past practice in salaries, wages, bonuses, incentives or benefits of employees of the Company or any Company Subsidiary who are not directors or executive officers of the Company, (y) with respect to individuals who are first employed by the Company or any Company Subsidiary after the date hereof and (z) for bonuses and retention, severance and termination payments in an aggregate amount not to exceed $5,000,000.00), or (B) establish, adopt, enter into, terminate or amend any collective bargaining plan, or (C) grant any equity based awards;

(vi)                              take any action, other than in the ordinary course of business consistent with past practice, with respect to accounting policies or procedures, except as required by changes in GAAP or relevant statutory accounting principles;

(vii)                           make or change any material Tax election, Tax return or method of Tax accounting, settle or compromise any material Tax liability, consent to any material claim or assessment relating to Taxes, or waive any statute of limitations in respect of a material amount of Taxes or agree to any extension of time with respect to an assessment or deficiency for a material amount of Taxes (other than pursuant to extensions of time to file Tax returns obtained in the ordinary course of business consistent with past practice);

(viii)                        amend, modify or consent to the termination of any Material Contract, or amend, waive, modify or consent to the termination of any material rights of the Company or any Company Subsidiary thereunder, in each case other than in the ordinary course of business consistent with past practice or other than as would not constitute a Material Adverse Effect; or

(ix)                              enter into any legally binding agreement or otherwise make a commitment to do any of the foregoing.

ARTICLE VI

ADDITIONAL AGREEMENTS

SECTION 6.01   Stockholders’ Meeting.  (a)  Subject to Section 6.04, the Company, acting through the Company Board, shall, in accordance with applicable law and the Company’s Amended and Restated Certificate of Incorporation and Amended and Restated By-laws, duly call, give notice of, convene and hold an annual or special meeting of its stockholders as promptly as practicable following the execution of this Agreement for the purpose of considering and taking action on this Agreement and the Merger (the “Stockholders’ Meeting”).  At the Stockholders’ Meeting, Parent and Merger Sub shall cause all shares of Company Common Stock then owned by them and their subsidiaries to be voted in favor of the approval and adoption of this Agreement and the Merger.

(b)         Subject to Section 6.04, the Company shall use its reasonable best efforts to solicit from its stockholders proxies in favor of the adoption of this Agreement.

SECTION 6.02   Proxy Statement.  (a)  As promptly as practicable following the execution of this Agreement, and in any event within two (2) weeks of the date hereof, the Company shall file the proxy statement to be sent to the stockholders of the Company in connection with the Stockholders’ Meeting (such proxy statement together with, as the context dictates, any ancillary documents to be sent to such stockholders, each as amended or supplemented, being referred to herein as the “Proxy Statement”) with the SEC under the Exchange Act, and shall use its reasonable best efforts to have the Proxy Statement cleared by the SEC as promptly as practicable.  Parent, Merger Sub and the Company shall cooperate with each other in the preparation of the Proxy Statement, and the Company shall notify Parent of the receipt of any comments of the SEC with respect to the Proxy Statement and of any requests by the SEC for any amendment or supplement thereto or for additional information and shall provide to Parent promptly copies of all correspondence between the Company or any representative of the Company and the SEC with respect thereto.  The Company shall give Parent and its counsel a reasonable opportunity to review and comment on the Proxy Statement, including all amendments and supplements thereto, prior to such documents being filed with the SEC or disseminated to holders of shares of Company Common Stock and shall give Parent and its counsel a reasonable opportunity to review and comment on all responses to requests for additional information and replies to comments prior to their being filed with, or sent to, the SEC.  Each of the Company, Parent and Merger Sub agrees to use its reasonable best efforts, after consultation with the other parties hereto, to respond promptly to all such comments of and requests by the SEC and to cause the Proxy Statement and all required amendments and supplements thereto to be mailed to the holders of shares of Company Common Stock entitled to vote at the Stockholders’ Meeting at the earliest reasonably practicable time.

(b)         Subject to Section 6.04, the Proxy Statement shall: (i) state that the Company Board has, through a unanimous vote, (A) determined that the Merger is fair to and in the best interests of the Company and its stockholders and (B) approved this Agreement and declared its advisability; (ii) include the Company Recommendation; and (iii) include the written opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated, that, as of the date of this Agreement, the Merger Consideration is fair, from a financial point of view, to the stockholders of the Company (other than Parent and its affiliates).

SECTION 6.03   Access to Information; Confidentiality.  (a)  From the date hereof until the Effective Time, the Company shall, and shall cause the Company Subsidiaries and the officers, directors, employees, auditors and agents of the Company and the Company Subsidiaries to, afford the officers, employees and agents of Parent and Merger Sub reasonable access during normal business hours to the officers, employees, agents, properties, offices and other facilities, books and records of the Company and each Company Subsidiary, and shall furnish Parent and Merger Sub with such financial, operating and other data and information as Parent or Merger Sub, through its officers, employees or agents, may reasonably request; provided, that all such access will be coordinated through, and all such requests will be directed to, the Chief Executive Officer of the Company.

(b)         All information obtained by Parent or Merger Sub pursuant to this Section 6.03 shall be kept confidential in accordance with the letter agreement, dated February 4, 2010 (the “Confidentiality Agreement”), between Parent and the Company.

(c)          No investigation pursuant to this Section 6.03 shall affect any representation or warranty in this Agreement of any party hereto or any condition to the obligations of the parties hereto.

SECTION 6.04   No Solicitation of Transactions. (a)  The Company shall immediately cease any discussions or negotiations with any parties that may be ongoing with respect to a Takeover Proposal (as hereinafter defined) and shall seek to have returned to the Company or destroyed any confidential information that has been provided in any such discussions or negotiations.  From the date hereof, the Company shall not, nor shall it permit any Company Subsidiary or any of its officers, directors, employees or affiliates, and shall use its reasonable best efforts not to permit any investment banker, financial advisor, attorney, accountant or other representative retained by it or any Company Subsidiary to, directly or indirectly, (i) solicit, initiate or knowingly encourage (including by way of furnishing information which has not been previously publicly disseminated), or knowingly take any other action designed to facilitate, any inquiries or the making of any proposal which constitutes, or may reasonably be expected to lead to, any Takeover Proposal or (ii) participate in any discussions or negotiations regarding any Takeover Proposal; provided, however, that if, following the receipt of a Superior Proposal (as hereinafter defined) or a proposal that is reasonably expected to lead to a Superior Proposal that in either case was unsolicited and made after the date hereof in circumstances not otherwise involving a breach of this Section 6.04, the Company Board determines in good faith, after consultation with outside counsel, that a failure to do so would be inconsistent with its fiduciary duties under applicable Law, the Company may, in response to such Takeover Proposal and subject to compliance with Section 6.04(c), (A) request information from the party making such Takeover Proposal for the purpose of informing itself about the Takeover Proposal that has been made and the party that made it, (B) furnish non-public information with respect to the Company and the Company Subsidiaries to the party making such Takeover Proposal pursuant to a customary confidentiality agreement, provided that (1) such confidentiality agreement may not include any provision calling for an exclusive right to negotiate with the Company and (2) the Company advises Parent of all such non-public information delivered to such person (to the extent not previously delivered or made available to Parent) substantially concurrently with its delivery to the requesting party, and (C) participate in discussions and negotiations with such party regarding such Takeover Proposal.  It is agreed that any violation of the restrictions set forth in the preceding sentence by any executive officer, director or investment banker, attorney or other advisor or representative of the Company or any Company Subsidiary shall be deemed to be a breach of this Section 6.04(a) by the Company.  The Company agrees not to waive or fail to enforce any provision of any confidentiality or standstill agreement to which it is a party on the date hereof relating to a potential or actual Takeover Proposal.

(b)         Except as expressly permitted in this Section 6.04(b), neither the Company Board nor any committee thereof shall (i) withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to Parent, the Company Recommendation, (ii) approve or recommend for approval, or propose publicly to approve or recommend for approval, any Takeover Proposal (any of (i) and (ii), an “Adverse Recommendation Change”) or (iii) cause the Company to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement (each, an “Acquisition Agreement”) related to any Takeover Proposal (other than a customary confidentiality agreement referred to in clause (B) of the proviso to Section 6.04(a)).  Notwithstanding the foregoing, at any time prior to receipt of Stockholder Approval, in response to a proposal that the Company Board determines in good faith constitutes a Superior Proposal and that was unsolicited and made after the date hereof in circumstances not otherwise involving a breach of this Section 6.04, if the Company Board determines in good faith, after consultation with outside counsel, that the failure to do so would be inconsistent with its fiduciary duties under applicable Law, the Company Board may (subject to compliance with this sentence) take either or both of the following actions: (x) make an Adverse Recommendation Change; and (y) cause the Company to enter into an Acquisition Agreement; provided, however, that any actions described in clauses (x) or (y) may be taken only at a time that is after the second business day following Parent’s receipt of written notice from the Company advising Parent that the Company Board has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal, identifying the person making such Superior Proposal and providing notice of the determination of the Company Board of what actions described in clause (x) or (y) the Company Board has determined to take; and provided, further, that the action described in clause (y) may be taken only upon compliance by the Company with Sections 8.01(d)(ii) and 8.03.  In addition, and notwithstanding anything in this Agreement to the contrary, the Company Board may at any time (other than in connection with a Takeover

Proposal) make an Adverse Recommendation Change pursuant to clause (i) of the definition of “Adverse Recommendation Change” if it determines in good faith that a failure to do so would be inconsistent with its fiduciary duties under applicable Law; provided that the Company has given Parent two business days’ prior written notice of its intention to take such action, specifying in reasonable detail the reasons for such action.

(c)          In addition to the obligations of the Company set forth in Sections 6.04(a) and 6.04(b), the Company shall promptly advise Parent orally (and in writing as promptly as reasonably practicable) of any request for confidential information in connection with a Takeover Proposal or of any Takeover Proposal, the material terms and conditions of such request or Takeover Proposal and the identity of the person making such request or Takeover Proposal, and shall keep Parent advised as promptly as reasonably practicable of all material developments which could reasonably be expected to culminate in the Company Board making an Adverse Recommendation Change or exercising any of its other rights under Section 6.04(a) or (b).

(d)         Nothing contained in this Section 6.04 or Section 6.10 shall prohibit the Company from taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act or from making any disclosure to its stockholders pursuant to Rule 14d-9 or Rule 14e-2(b) promulgated under the Exchange Act or Item 1012(a) of Regulation M-A or otherwise; provided, however, that neither the Company nor the Company Board nor any committee thereof shall make an Adverse Recommendation Change, except in accordance with Section 6.04(b).

(e)          For purposes of this Agreement:

(i)                                     “Takeover Proposal” means any inquiry, proposal or offer from any person (other than Parent or any of its affiliates or representatives) relating to (A) any direct or indirect acquisition or purchase, including pursuant to any merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company, of 10% or more of the consolidated assets (including equity interests in subsidiaries) of the Company and Company Subsidiaries, taken as a whole, or 10% or more of any class of voting equity securities of the Company, or (B) any tender offer or exchange offer that if consummated would result in any person (other than Parent or any of its affiliates or representatives) beneficially owning 10% or more of any class of voting equity securities of the Company.

(ii)                                  “Superior Proposal” means a bona fide, unsolicited, written offer from any person (other than Parent or any of its affiliates or representatives) for (A) a direct or indirect acquisition or purchase, including pursuant to any merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company, of 50% or more of the consolidated assets (including equity interests in subsidiaries) of the Company and Company Subsidiaries, taken as a whole, or 50% or more of any class of voting equity securities of the Company, or (B) any tender offer or exchange offer that if consummated would result in any person (other than Parent or any of its affiliates or representatives) beneficially owning 50% or more of any class of voting equity securities of the Company, in each case, which, considering all relevant factors (including whether financing for such offer is fully committed or is reasonably likely to be obtained), the Company Board determines in its good faith judgment (after receiving the advice of the Company’s financial advisor and outside counsel) is more favorable to the Company and its stockholders than the Merger.

SECTION 6.05   Employee Benefits Matters.  (a)  From and after the date hereof and for so long as Stanley Zax serves as the Chief Executive Officer of the Surviving Corporation, Stanley Zax shall have sole discretion to determine the base salary, bonuses and other compensation and employee benefits (including severance benefits) to be provided to each officer or employee of the Company and the Company Subsidiaries.

(b)  From and after the Effective Time, (i) each employee of the Company or any Company Subsidiary that currently is eligible to participate in the ESPP will be eligible to participate, without any waiting time, in a Fairfax employee share purchase plan that has the same terms, in all material respects, as that currently provided by Parent to its employees, and (ii) Parent shall cause the Surviving Corporation to honor all payments required to be made under the 2003 Non-Employee Director Deferred Compensation Plan.

SECTION 6.06   Directors’ and Officers’ Indemnification and Insurance.  (a) From and after the Effective Time, Parent shall cause the Surviving Corporation to, and the Survivng Corporation shall, indemnify, defend and hold harmless, to the fullest extent permitted by Law to indemnify its own directors and officers, each person who is now, or has been at any time prior to the date of this Agreement or who becomes such prior to the Effective Time, an officer or director of the Company or any of its subsidiaries (the “Indemnified Parties”) against (i) any and all losses, claims, damages, costs, expenses, fines, liabilities or judgments, including any amounts that are paid in settlement with the approval of the Surviving Corporation (which approval shall not be unreasonably withheld or delayed) of or in connection with any Action based in whole or in part on or arising in whole or in part out of the fact that such person is or was a director or officer of the Company or any of its subsidiaries whether pertaining to any action or omission existing or occurring at or prior to the Effective Time and whether asserted or claimed prior to, or at or after, the Effective Time (“Indemnified Liabilities”), and (ii) all Indemnified Liabilities based in whole or in part on, or arising in whole or in part out of, or pertaining to this Agreement or the transactions contemplated hereby.  The Surviving Corporation will pay all expenses of each Indemnified Party in advance of the final disposition of any such Action to the fullest extent permitted by Law to advance such expenses upon receipt of an undertaking to repay such advances if it is ultimately determined in accordance with applicable Law that such Indemnified Party is not entitled to indemnification.  Without limiting the foregoing, in the event any Action is brought against any Indemnified Party (whether arising before or after the Effective Time): (i) the Indemnified Parties may retain counsel satisfactory to them and reasonably satisfactory to the Surviving Corporation; (ii) the Surviving Corporation shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received; and (iii) the Surviving Corporation shall use its reasonable best efforts to assist in the vigorous defense of any such matter; provided, that the Surviving Corporation shall not be liable for any settlement of any Action effected without its written consent, which consent shall not be unreasonably withheld or delayed.  Any Indemnified Party wishing to claim indemnification under this Section 6.06, upon learning of any such Action shall notify the Surviving Corporation (but the failure so to notify the Surviving Corporation shall not relieve the Surviving Corporation from any liability which it may have under this Section 6.06 except to the extent such failure materially prejudices the Surviving Corporation), and shall deliver to the Surviving Corporation an undertaking of the kind described above.  The Indemnified Parties as a group may retain only one law firm (in addition to local counsel in each applicable jurisdiction if reasonably required) to represent them with respect to each such matter unless there is, under applicable standards of professional conduct, a conflict on any significant issue between the positions of any two or more Indemnified Parties.

(b)         For a period of six years from and after the Effective Time, the organizational documents of the Surviving Corporation will contain provisions no less favorable with respect to exculpation and indemnification than are set forth in Articles EIGHTH and NINTH of the Company’s Amended and Restated Certificate of Incorporation, which provisions may not be amended, repealed or otherwise modified for a period of six years from and after the Effective Time in any manner that would affect adversely the rights thereunder of the Indemnified Parties, unless such modification is required by applicable Law, and then only to the minimum extent required by applicable Law.

(c)          Immediately prior to the Closing, (i) the Company shall purchase, from an insurer chosen by the Company, a single payment, run-off policy of directors’ and officers’ liability insurance covering the Indemnified Parties, such policy to become effective at the Closing and remain in effect for a period of six years after the Closing (provided, however, that, if the Company does not purchase such policy, for six years from and after the Effective Time, Buyer shall, or shall cause the Surviving Corporation to, maintain in effect the Company’s current directors’ and officers’ liability insurance covering acts or omissions occurring prior to the Effective Time with respect to those persons who are currently covered by such policy on terms with respect to such coverage and amount no less favorable in the aggregate to the Company’s directors and officers, as the case may be, currently covered by such policy than those of such policy in effect on the date of this Agreement (provided, that the Surviving Corporation may substitute therefor policies of at least the same coverage containing terms and conditions which are no less advantageous); provided, however, that in no event shall the Company pay more than 300% of the current annual premium of $862,028.00 payable by the Company for such insurance ( such amount of $2,586,084.00, the “Maximum Amount”); provided, further, that if the Company is unable to obtain the insurance required by this Section 6.06(c) for an amount less than or equal to the Maximum Amount, it shall obtain as much comparable insurance as possible for the Maximum Amount; and (ii) the Surviving Corporation shall provide for the current officers and directors of the Company and the Company Subsidiaries who become directors or officers of the Surviving Corporation after the Closing to be covered under the Surviving Corporation’s directors’ and officers’ liability program with the same terms as those applicable to the other officers and directors of the Surviving Corporation and its subsidiaries.

(d)         If the Surviving Corporation or any of its respective successors or assigns (i) consolidates with or merges with or into any other person and is not the continuing or surviving corporation, limited liability company, partnership or other entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person then, and in each such case, as a condition to any such merger, consolidation, transfer or conveyance, proper provision will be made so that the successors and assigns of the Surviving Corporation assume all of the obligations set forth in this Section 6.06.

(e)          This Section 6.06 is intended for the irrevocable benefit of, and to grant third party rights to, the Indemnified Parties, and will be binding on all successors and assigns of the Company, Buyer and the Surviving Corporation.  Each of the Indemnified Parties will be entitled to enforce the covenants contained in this Section 6.06.

SECTION 6.07   Notification of Certain Matters.  The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (a) the occurrence, or non-occurrence, of any event the occurrence, or non-occurrence, of which reasonably would be expected to cause any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect such that the condition set forth in Section 7.02(a) or Section 7.03(a), as applicable, would fail to be satisfied, (b) any material breach by the Company, Parent or Merger Sub, as the case may be, of any covenant or agreement contained in this Agreement and (c) any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement or from any person alleging that the consent of such person is or may be required in connection with this Agreement or the transactions contemplated hereby; provided, however, that the delivery of any notice pursuant to this Section 6.07 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice; and provided further that a failure to comply with this Section 6.07 will not constitute a breach of this Agreement or the failure of any condition set forth in Article VII to be satisfied unless the underlying Material Adverse Effect or material breach would independently result in the failure of a condition set forth in Article VII to be satisfied.

SECTION 6.08   Further Action; Reasonable Best Efforts.    (a)  Upon the terms and subject to the conditions of this Agreement, each of the parties hereto shall (i) make promptly (and in any event within two (2) weeks of the date hereof) its respective filings, and thereafter make any other required submissions, under the HSR Act or other applicable foreign, federal or state antitrust, competition or fair trade Laws with respect to the Merger and (ii) use its reasonable best efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to consummate and make effective the Merger, including, using its reasonable best efforts to obtain all Permits, consents, approvals, authorizations, qualifications and orders of Governmental Authorities (including the approval of the California Department of Insurance) and parties to contracts with the Company and the Company Subsidiaries as are necessary for the consummation of the Merger and to fulfill the conditions to the Merger.

(b)         In furtherance and not in limitation of Section 6.08(a): (i) as soon as practicable following the date of this Agreement (and in any event within two (2) weeks of the date hereof), Parent shall with the cooperation of the Company prepare and file with the relevant insurance regulators requests for approval of the transactions contemplated by this Agreement and shall use its reasonable best efforts to have such insurance regulators approve the transactions contemplated by this Agreement; (ii) the Company will have the right to review in advance, and Parent shall consult with the Company in advance, in each case subject to applicable Laws relating to the exchange of information, with respect to all the information relating to the Company or any Company Subsidiary that appears in any filing made with, or materials submitted to, any third party or any Governmental Authority by Parent or any of its affiliates relating to this Agreement or the Merger; (iii) Parent and its affiliates shall consult with the Company prior to participating in any substantive meeting, conference call, discussion or communication, whether or not through representatives, with any Governmental Authority with respect to any filing, submission, investigation or inquiry relating to this Agreement or the Merger, and shall provide the Company and its representatives the opportunity to attend and participate thereat; (iv) without limiting any of the rights set forth in this Section 6.08(b), Parent and its affiliates shall furnish in advance to the Company copies of all correspondence, filings, submissions and written communications between Parent, any of its affiliates or any of their respective representatives, on one hand, and any Governmental Authority, on the other hand, with respect to this Agreement or the Merger, and shall consult with the Company on and take into account any reasonable comments the Company may have to such correspondence, filing, submission or written communication prior to their being made; (v) Parent and its affiliates shall keep the Company apprised of the status of matters relating to completion of the transactions contemplated hereby, shall inform the Company of the substance of any material oral communications with any Governmental Authority for which it was impractical to have advance consultation or participation in accordance with clause (iii) above, and shall respond to inquiries and requests received from any Governmental Authority or third party, in each case with respect to this Agreement or the Merger, as promptly as practicable; and (vi) each party agrees not to extend any waiting period under the HSR Act or enter into any agreement, arrangement or understanding with any Governmental Authority not to consummate or delay the transactions contemplated hereby, except with the prior written consent of the other parties, which consent may not be unreasonably withheld, conditioned or delayed.  In connection with any application for approval of the transactions contemplated by this Agreement by any Governmental Authority, Parent and Merger Sub agree that they will not seek approval for the payment of an “extraordinary dividend” (as such term is defined in Section 1215.5(g) of the California Insurance Code) by any Company Subsidiary.

(c)                                  Within forty-five (45) days of the execution of this Agreement, the Company shall deliver to Parent a schedule that sets forth, the following information (as is reasonably available to the Company) with respect to the Company and each Company Subsidiary as of the most recent practicable date: (i) the basis of the Company and each Company Subsidiary in its assets; (ii) the basis of the stockholder(s) of each Company Subsidiary in the stock of such Company Subsidiary (or the amount of any excess loss account); (iii) the amount any net operating loss, net capital loss, unused investment or other credit, unused foreign tax credit, or excess charitable contribution allocable to the Company or any Company Subsidiary; (iv) the amount of any deferred gain or loss allocable to the Company or any Company Subsidiary arising out of any intercompany gain; and (v) a copy of any tax allocation agreement executed between or among the Company and any of the Company Subsidiaries.

SECTION 6.09   Public Announcements.  Parent, Merger Sub and the Company agree that, other than as contemplated by Section 6.04, no public release or announcement concerning this Agreement shall be issued by either party without the prior consent of the other party (which consent shall not be unreasonably withheld), except as such release or announcement may be required by applicable Law or the rules or regulations of any United States or non-United States securities exchange, in which case the party required to make the release or announcement shall use its reasonable best efforts to allow the other party reasonable time to comment on such release or announcement in advance of such issuance.  The parties have agreed upon the form of a joint press release announcing the execution of this Agreement.

SECTION 6.10   Section 16 Matters.  Prior to the Effective Time, the Company Board, or an appropriate committee of non-employee directors thereof, shall adopt a resolution consistent with the interpretive guidance of the SEC so that the disposition by any officer or director of the Company who is a covered person of the Company for purposes of Section 16 of the Exchange Act of Company Common Stock or Company Restricted Stock pursuant to this Agreement in connection with the Merger shall be an exempt transaction for purposes of Section 16 of the Exchange Act.

SECTION 6.11   Takeover Statutes. If any takeover statute is or may become applicable to the Merger, the Company and the Company Board shall grant such approvals and take such actions as are within its power so as to eliminate or minimize the effects of such statue or regulation on such Transactions.

SECTION 6.12   Delisting.  Each of the parties agrees to cooperate with each other in taking, or causing to be taken, all actions necessary to delist the Company Common Stock from the New York Stock Exchange and to terminate registration under the Exchange Act; provided, however, that such delisting and termination will not be effective until after the Effective Time.

ARTICLE VII

CONDITIONS TO THE MERGER

SECTION 7.01   Conditions to the Obligations of Each Party.  The obligations of each party to effect the Merger shall be subject to the satisfaction, at or prior to the Effective Time, of the following conditions:

(a)         Stockholder Approval.  The Stockholder Approval shall have been obtained;

(b)         HSR Act.  Any waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated;

(c)          Insurance Regulatory Approvals.  All approvals or consents listed in Section 3.05(b) of the Disclosure Letter shall have been received; and

(d)         No Order.  No Governmental Authority in the United States or Canada shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) that is then in effect and has the effect of making the acquisition of shares of Company Common Stock by Parent or Merger Sub or any affiliate of either of them illegal or otherwise preventing or prohibiting consummation of the Merger.

SECTION 7.02   Conditions to the Obligations of Parent and Merger Sub.  The obligations of Parent and Merger Sub to consummate the Merger are subject to the satisfaction or waiver (where permissible) of the following additional conditions:

(a)         Representations and Warranties.  (i) The representations and warranties of the Company contained in the first six sentences of Section 3.03(a) shall be true and correct except for de minimis errors, (ii) the representations and warranties of the Company contained in Section 3.04 shall be true and correct in all respects, and (iii) all other representations and warranties of the Company contained in this Agreement shall be true and correct (without giving effect to any limitation as to materiality or Material Adverse Effect set forth therein) except as would not have a Material Adverse Effect, in the case of each of (i), (ii) and (iii), as of the Effective Time, as though made on and as of the Effective Time (except to the extent expressly made as of an earlier date, in which case as of such earlier date).

(b)         Agreements and Covenants.  The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time.

(c)          Officer Certificate.  The Company shall have delivered to Parent a certificate, dated the date of the Closing, signed by a duly authorized officer of the Company, certifying as to the satisfaction of the conditions specified in Sections 7.02(a) and 7.02(b).

SECTION 7.03   Conditions to the Obligations of the Company.  The obligations of the Company to consummate the Merger are subject to the satisfaction or waiver (where permissible) of the following additional conditions:

(a)         Representations and Warranties.  (i) The representations and warranties of Parent contained in Section 4.04 shall be true and correct in all respects, and (ii) all other representations and warranties of Parent contained in this Agreement shall be true and correct (without giving effect to any limitation as to materiality set forth therein) except as would not, individually or in the aggregate, be reasonably likely to have a material adverse effect on the ability of Parent and Merger Sub to consummate the Merger, in the case of each of (i) and (ii), as of the Effective Time, as though made on and as of the Effective Time (except to the extent expressly made as of an earlier date, in which case as of such earlier date).

(b)         Agreements and Covenants.  Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time.

(c)          Officer Certificate.  Parent shall have delivered to the Company a certificate, dated the date of the Closing, signed by a duly authorized officer of Parent, certifying as to the satisfaction of the conditions specified in Sections 7.03(a) and (b).

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

SECTION 8.01   Termination.  This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by action taken or authorized by the Board of Directors of the terminating party, notwithstanding any requisite approval and adoption of this Agreement and the Merger by the stockholders of the Company:

(a)         By mutual written consent of each of Parent and the Company; or

(b)         By either Parent or the Company if (i) the Effective Time shall not have occurred on or before November 15, 2010 (the “Outside Date”) provided, that the Outside Date shall be extended day-by-day for each day during which any party shall be subject to a nonfinal or appealable injunction, order, decree or ruling that has the effect of making the acquisition of shares of Company Common Stock by Parent or Merger Sub or any affiliate of either of them illegal or otherwise preventing or prohibiting consummation of the Merger; provided, however, that in no event shall the Outside Date be extended beyond December 15, 2010; provided, further, that the right to terminate this Agreement under this Section 8.01(b)(i) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before the Outside Date, (ii) any Governmental Authority of competent jurisdiction in the United States or Canada shall have enacted, issued, promulgated, enforced or entered any injunction, order, decree or ruling, which has become final and nonappealable and has the effect of preventing, prohibiting or making illegal the consummation of the Merger (provided the terminating party has complied in all material respects with its obligations hereunder to prevent the enactment, issuance, enforcement or entry of such injunction, order, decree or ruling), or (iii) the Stockholder Approval shall not have been obtained at the Stockholders’ Meeting; or

(c)          By Parent (i) upon a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement such that the conditions set forth in Section 7.02(a) and Section 7.02(b) would not be satisfied, such breach cannot be cured or has not been cured within 30 days of the receipt by the Company of notice thereof (or, if earlier, before the Outside Date), and such breach has not been waived by Parent pursuant to the provisions hereof; (ii) if the Company Board or any committee thereof shall have made an Adverse Recommendation Change; (iii) if the Company shall have failed to include in the Proxy Statement the Company Recommendation; or (iv) if the Company Board fails to reaffirm the Company Recommendation within five business days after Parent requests in writing that the Company Recommendation be reaffirmed; or

(d)         By the Company (i) upon a breach of any representation, warranty, covenant or agreement on the part of Parent and Merger Sub set forth in this Agreement such that the conditions set forth in Section 7.03(a) and Section 7.03(b) would not be satisfied, such breach cannot be cured or has not been cured within 30 days of the receipt by Parent of notice thereof (or, if earlier, before the Outside Date), and such breach has not been waived by the Company pursuant to the provisions hereof; or (ii) if it concurrently enters into a definitive agreement providing for a Superior Proposal in accordance with Section 6.04, provided that prior thereto or simultaneously therewith the Company has paid or pays the Termination Fee to Parent in accordance with Section 8.03.

SECTION 8.02   Effect of Termination.  In the event of the termination of this Agreement pursuant to Section 8.01, this Agreement (except for this Section 8.02, Section 8.03 and Article IX) shall forthwith become void, and there shall be no liability on the part of any party hereto (or any of its officers, directors, employees, affiliates, agents, legal and financial advisors and other representatives), except (a) as set forth in Section 8.03 and (b) that nothing herein shall relieve any party from liability for any knowing and intentional breach hereof prior to the date of such termination.

SECTION 8.03   Fees and Expenses.  (a)  Except as otherwise set forth in this Section 8.03, all Expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such expenses, whether or not the Merger is consummated.  “Expenses”, as used in this Agreement, shall include all reasonable out-of-pocket expenses (including all reasonable fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party hereto and its affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the preparation, printing, filing and mailing of the Proxy Statement, the solicitation of stockholder approvals, the filing of any required notices under the HSR Act or other regulations and all other matters related to the closing of the Merger and the other actions contemplated by this Agreement.

(a)         The Company agrees that:

(i)                                     if Parent shall terminate this Agreement pursuant to Section 8.01(c)(ii);

(ii)                                  if the Company shall terminate this Agreement pursuant to Section 8.01(d)(ii); or

(iii)                               if (A) a Takeover Proposal shall have been made known to the Company or shall have been made directly to its stockholders generally or any person shall have publicly announced an intention (whether or not conditional) to make a Takeover Proposal; and (B) thereafter Parent or the Company shall terminate this Agreement pursuant to (x) Section 8.01(b)(i), (y) Section 8.01(b)(ii) (but only in the case of this clause (y) if the order, decree or ruling is based on the existence of such Takeover Proposal (whether or not modified after it was first made)) or (z) Section 8.01(b)(iii); and (C) such Takeover Proposal (whether or not modified after it was first made) is consummated within one (1) year of such termination (provided, that for purposes of this Section 8.03(b)(iii), all references to 10% in the definition of “Takeover Proposal” shall be replaced with references to 50%);

then the Company shall pay to Parent (1) prior to or simultaneously with such termination, in the case of Section 8.03(a)(ii) or (2) no later than two business days after (x) such termination, in the case of Section 8.03(a)(i) or (y) the consummation of such transaction, in the case of Section 8.03(a)(iii), a fee of $39,600,000.00 (the “Termination Fee”), which amount shall be payable in immediately available funds.

(b)         The Company agrees that if Parent shall terminate this Agreement pursuant to Section 8.01(c)(i) (provided that neither Parent nor Merger Sub is in material breach of any of its representations, warranties, covenants or agreements set forth in this Agreement) then the Company shall reimburse Parent for all of its Expenses, up to a maximum of $1,500,000.00 (not later than two business days after submission of statements therefor); provided, however, that if a Termination Fee is payable by the Company pursuant to Section 8.03(a), then the Company may reduce any such Termination Fee by the full amount of any expense reimbursement paid to Parent pursuant to this Section 8.03(b).  Parent agrees that if the Company shall terminate this Agreement pursuant to Section 8.01(d)(i) (provided that the Company is not in material breach of any of its representations, warranties, covenants or agreements set forth in this Agreement) then Parent shall reimburse the Company for all of its Expenses, up to a maximum of $1,500,000.00 (not later than two business days after submission of statements therefor).

(c)          If Parent is entitled to terminate this Agreement and receive a Termination Fee, receipt by Parent of such Termination Fee in full will constitute liquidated damages and be the sole and exclusive remedy regardless of the circumstances of such termination.

(d)         The Company and Parent acknowledge that the agreements contained in this Section 8.03 are an integral part of the transactions contemplated by this Agreement.

SECTION 8.04   Amendment.  This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective Boards of Directors at any time prior to the Effective Time; provided, however, that, after the approval and adoption of this Agreement and the Merger by the stockholders of the Company, no amendment may be made that would require further approval of the stockholders of the Company under applicable Law without such further approval.  This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

SECTION 8.05   Waiver.  At any time prior to the Effective Time, any party hereto may (a) extend the time for the performance of any obligation or other act of any other party hereto, (b) waive any inaccuracy in the representations and warranties of any other party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any agreement of any other party or any condition to its own obligations contained herein.  Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.

ARTICLE IX

GENERAL PROVISIONS

SECTION 9.01   Notices.  All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by overnight courier, by facsimile or email or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9.01):

if to Parent or Merger Sub:

Fairfax Financial Holdings Limited
95 Wellington Street West, Suite 800
Toronto, ON M5J 2N7

Attention: Paul Rivett, Esq.

Vice President and Chief Legal Officer

Facsimile No: 416-367-2201

Email: p_rivett@fairfax.ca

with a copy (which shall not constitute notice) to:

Shearman & Sterling LLP
Commerce Court West
Suite 4405, P.O. Box 247
Toronto, ON M5L 1E8
Attention: Adam M. Givertz, Esq.

Christopher J. Cummings, Esq.

Facsimile No: 416-360-2958

Email: agivertz@shearman.com/ccummings@shearman.com

if to the Company:

Zenith National Insurance Corp.
21255 Califa Street
Woodland Hills, California 91367-5021
Attention: Michael E. Jansen, Esq.

Executive Vice President and General Counsel

Facsimile No.: 818-710-1860
Email: mike.jansen@thezenith.com

with a copy (which shall not constitute notice) to:

Dewey & LeBoeuf LLP
1301 Avenue of the Americas
New York, New York 10019
Attention: Alexander M. Dye, Esq.

Lorenzo Borgogni, Esq.

Facsimile No: 212-259-6333
Email: adye@deweyleboeuf.com/lborgogni@deweyleboeuf.com

SECTION 9.02   Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto agree that the court making such determination will have the power to limit the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement will be enforceable as so modified so long as the economic or legal substance of the Merger is not affected in any manner materially adverse to any party.  In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Merger be consummated as originally contemplated to the fullest extent possible.

SECTION 9.03   Entire Agreement; Assignment.  This Agreement, together with the Confidentiality Agreement, constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes, except as set forth in Sections 6.03(b), all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.  This Agreement shall not be assigned (whether pursuant to a merger, by operation of Law or otherwise), except that either of Parent and Merger Sub may (in its sole discretion) assign all or any of its rights and obligations hereunder to any wholly owned subsidiary of Parent, provided that no such assignment shall relieve the assigning party of its obligations hereunder.

SECTION 9.04   Parties in Interest.  This Agreement shall be binding upon and inure solely to the benefit of each party hereto (and their successors and permitted assigns), and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person (including any director, officer or employee of the Company or any Company Subsidiary) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than the provisions of Section 6.06 (which are intended to be for the benefit of the persons covered thereby or the persons entitled to payment thereunder and may be enforced by such persons).

SECTION 9.05   Specific Performance.  The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms on a timely basis or were otherwise breached, and that the parties, without the necessity of posting bond or other undertaking, shall be entitled to an injunction or injunctions to prevent breaches of the Agreement and to specific performance of the terms hereof to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in addition to any other remedy to which they may be entitled at law or in equity.  Each of the other parties hereto agrees that it will not oppose the granting of such relief on the basis that there is an adequate remedy available at law.  Except as expressly provided herein, the rights, obligations and remedies created by this Agreement are cumulative and in addition to any other rights, obligations and remedies otherwise available at law or in equity.  Except as expressly provided herein, nothing herein will be considered an election of remedies.

SECTION 9.06   Governing Law.  This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed in that State.  Each of the parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the jurisdiction of the Court of Chancery of the State of Delaware and any appellate court thereof, in any action or proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or for recognition or enforcement of any judgment relating thereto, and each of the parties hereby irrevocably and unconditionally (i) agrees not to commence any such action except in such court, (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in such court, (iii) waives, to the fullest extent it may legally and effectively do so any objection which it may now or hereafter have to venue of any such action or proceeding in such court, and (iv) waives, to the fullest extent permitted by law, the defense of any inconvenient forum to the maintenance of such action or proceeding in such court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each of the parties to this Agreement irrevocably consents to service of process in any such action or proceeding in the manner provided for notices in Section 9.01 of this Agreement; provided, however, that nothing in this Agreement shall affect the right of any party to this Agreement to serve process in any other manner permitted by Law.

SECTION 9.07   Waiver of Jury Trial.  EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE MERGER.  EACH OF THE PARTIES HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THAT FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE MERGER, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.07.

SECTION 9.08   Interpretation and Rules of Construction.  In this Agreement, except to the extent otherwise provided or that the context otherwise requires: (a) when a reference is made in this Agreement to an Article, Section, sub-Section or Schedule, such reference is to the corresponding Article, Section or sub-Section of, or Schedule to, this Agreement unless otherwise indicated; (b) the table of contents and headings for this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement; (c) whenever the words “include”, “includes” or “including” are used in this Agreement, they are deemed to be followed by the words “without limitation”; (d) the words “hereof”, “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement; (e) the words “known” or “knowledge” mean the actual knowledge of the executive officers of a party to this Agreement after conducting an investigation that is reasonable under the circumstances and in the context of the negotiation, execution and delivery of this Agreement; (f) the term “executive officer” has the meaning given to such term in Rule 3b-7 under the Exchange Act; (g) the definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms; (h) any Law defined or referred to herein or in any agreement or instrument that is referred to herein means such Law or statute as from time to time amended, modified or supplemented, including by succession of comparable successor Laws; (i) the use of “or” is not intended to be exclusive unless expressly indicated otherwise; and (j) the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include the masculine and feminine genders.  The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.  No summary of this Agreement prepared by or on behalf of any party will affect the meaning or interpretation of this Agreement.

SECTION 9.09   Non-Survival of Representation, Warranties and Agreements.   None of the representations, warranties, covenants and other agreements in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants and other agreements, will survive the Effective Time, except for those covenants and agreements contained herein and therein that by their terms apply or are to be performed in whole or in part after the Effective Time.

SECTION 9.10   Counterparts.  This Agreement may be executed and delivered (including by facsimile and other means of electronic transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

[signature page follows]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above.

FAIRFAX FINANCIAL HOLDINGS LIMITED

By	/s/ Paul Rivett
Title: Chief Legal Officer

FAIRFAX INVESTMENTS II USA CORP.

By	/s/ Paul Rivett
Title: Vice President

ZENITH NATIONAL INSURANCE CORP.

By	/s/ Stanley R. Zax
Title: Chairman and President

[Merger Agreement Signature Page]